Exhibit 16.3

CrowdCheck Law LLP

700 12th Street, Suite 700

Washington, DC 20005

December 7, 2020

John Stickel

Office Chief

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	EdenLedger, Inc.

Draft Offering Statement on Form 1-A Submitted

November 2, 2020

CIK No. 0001799034

Dear Mr. Stickel:

We acknowledge receipt of the comments in the letter dated November 25, 2020 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Draft Offering Statement of EdenLedger, Inc. (the “Company”), which we have set out below, together with our responses.

Draft Offering Statement on Form 1-A submitted on November 2, 2020

General

1. We note extensive information on and accessible via fanvestor.com and directcf.com/fanvestor which is not included in the draft offering circular. Please file all testing the waters materials as an exhibit to the draft offering statement and confirm that these communications will comply with the conditions in Rule 255(b).

The Company has not yet created any testing the waters materials for its offering under Regulation A. Rather, it is currently soliciting investment for its offering of securities under Regulation Crowdfunding pursuant to its filed Form C, as amended, through the offering page at directcf.com/fanvestor. This is one of the reasons it initially chose to file confidentially, so to not create confusion with its ongoing Regulation Crowdfunding offering. The materials relating to the Regulation Crowdfunding offering do not refer to the Regulation A offering.

The information available on FanVestor’s own website at www.fanvestor.com does not include information about investing in FanVestor. Rather, the information available at that website promotes the Company’s services for sponsors of online campaigns that are using, or would want to use, FanVestor.

2. In this regard, the information in the materials available on your website should be consistent with the information in your draft offering circular. Specifically, in light of your characterization that you are "pre revenue," please provide us the reasonable basis for the projection: "Revenue target of $100M by 2023, growing at a CAGR of at least 50% through the next 3 years."

The Company has amended the “Trend Information” disclosure within its Management’s Discussion & Analysis to identify how it intends to reach the revenue target identified in its Regulation Crowdfunding offering materials.

Cover page

3. We note references to selling shareholders here and in Plan of Distribution. Please quantify the amount offered by selling shareholders.

The Company has amended its disclosure to remove references to selling shareholders.

The Company, page 2

4. We note your disclosure that FanVestor CF LLC, which will operate your funding portal, is in the registration process with the SEC and FINRA. Please revise your Offering Statement in order to provide as much detail as possible regarding your registration's status.

The Company has revised its disclosure to include an update of its registration status, which it expects to finalize in December 2020.

We have an amount of debt that may be considered significant for a company of our size..., page 4

5. We note your disclosure that, you "believe that the PPP loan will be forgiven in its entirety based on the federally issued guidelines for use of proceeds and forgiveness, and have applied for forgiveness." Please revise this section to indicate the factual basis for this belief.

The Company has amended its disclosure to reflect the status of forgiveness of its PPP loan.

Investors in this Offering may not be entitled to a jury trial..., page 10

6. We note your disclosure that, "investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement." Please revise this risk factor to include similar language you included in the prior risk factor that investors cannot waive compliance with the federal securities laws.

The Company has amended its disclosure to include a statement that the jury trial waiver does not result in the waiver of compliance with federal securities laws.

The Company's Business, page 14

7. Please provide the basis of your belief "that FanVestor is the only platform of its kind in the global crowdfunding nation."

The Company amended its disclosure to discuss what it has reviewed to form the basis for its belief about how FanVestor will fit in to the global crowdfunding environment.

8. Please disclose what entity presented you with the 2020 “Crowdfunding Innovation Award” and whether or not you or any of your affiliates would be considered a related party to such entity.

The Company has amended its disclosure to clarify the entity that issued the “Crowdfunding Innovation Award.” The Company notes that it does not have any relationships with that entity.

9. Please describe the material terms and conditions of the partnership with iHeartMedia.  Also, file the agreement as an exhibit to the draft offering statement or tell us why this is not required. Refer to Item 17(6) to Part III of Form 1-A.

The Company has amended its disclosure to provide more context to the iHeartMedia relationship. The Company does not believe that the terms of the agreement are material to an investors decision to invest. The agreement was in the ordinary course of business, and the Company’s business is not substantially dependent upon the contract.

Other Activities, page 23

10. Please include a risk factor that explains the risks associated with your business if you are found to not be in compliance with state gaming and/or sweepstakes regulations.

The Company has amended its disclosures to include a risk factor covering its hosting of sweepstakes on its platform.

Management’s Discussion and Analysis of Financial Condition and Result of Operations Results of Operations, page 24

11. Please revise to separately disclose each material cryptocurrency-denominated asset and its value as of each period end presented.

The Company has amended its disclosure to reflect that the cryptocurrency asset held in reach reported period was Bitcoin.

12. Please revise your disclosure of results of operations to discuss the gains and losses associated with your trading and investment in cryptocurrencies.

The Company has amended its disclosure to identify its gains and losses from Bitcoin during the identified periods.

Securities Being Offered

Non-Voting Common Stock

Voting Rights, page 33

13. Please disclose the matters on which holders of Non-Voting Common Stock are entitled to vote under Delaware law, the number of votes to which they would be entitled, the number of votes required for approval of these matters, and whether the two classes would vote separately or on a combined basis.

The Company has amended its disclosure to include the instances in which holders of its Non-Voting Common Stock would have the right to vote.

Plan of Distribution and Selling Security Holders, page 35

14. Refer to the fifth paragraph. Please briefly explain the basis for your officers' reliance on Exchange Act 3a4-1 to the extent they offer securities. In addition, describe the plan of distribution for the shares offered by selling shareholders, including how you will determine when the selling shareholders' shares are sold relative to newly issued shares.

The Company has amended its disclosure to clarify what activities will be undertaken by its officers during the course of its Regulation A offering. As noted above, the offering will not include selling shareholders.

15. You state that investor funds will be held in escrow pending closing. Please clarify under what circumstances, if any, escrowed funds may be returned to investors and, if so, explain the procedures and anticipated timing.

The Company has amended its disclosure to provide for the situations in which an investor’s tendered funds would be returned, and the timing of the return of funds.

Thank you again for the opportunity to respond to your questions to the Offering Statement of EdenLedger, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Michael Golomb

Chief Executive Officer

EdenLedger, Inc.

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